

OFFERING MEMORANDUM

facilitated by



the Debauchery

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

THIS OFFERING IS BEING CONDUCTED ON AN EXPEDITED BASIS DUE TO CIRCUMSTANCES RELATED TO COVID-19 AND PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF.

(A) The Company

Name of Company	the Debauchery
State of Organization	OH
Date of Formation	12/01/2020
Entity Type	Limited Liability Company
Street Address	5222 Lorain Ave, Cleveland OH, 44102
Website Address	https://www.instagram.com/thedebauchery_cle/

(B) Directors and Officers of the Company

Key Person	Leanne Kubiez
Position with the Company Title First Year	 Owner & Founder 2020
Other business experience (last three years)	**Chemical X Bartending & Event Planning, Cleveland, OH —** *co-owner* **September 2019-present** **Spotted Owl Bar, Cleveland, OH —** *server/barback* **September 2019-March 2020(covid)** **Ohio City Galley, w. 25th st., Cleveland, OH —** *Lead Bartender* **September 2019 - March 2020(covid)** **The Agora, Euclid ave., Cleveland, OH —** *Bartender* **October 2018 - March 2020 (covid)** **Western Reserve Distillery/Distill Table, Madison ave, Lakewood, OH —** *Lead Bartender* **May 2018 - September 2019** **Michael Symon's' Lola Bistro, East 4th st. Cleveland OH —** *Bartender* **June 2016 - May 2019** **The Speakeasy at Quintana's Barber Shop, Cleveland Hts, OH —** *Bartender* **January 2016 - May 2018** **Society Lounge, East 4th st. Cleveland OH —** *Lead Bartender/FOH Manager* **November 2014 - January 2017**

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Leanne Kubiez	100%

(D) The Company's Business and Business Plan

Our Offerings

Menu offerings will change on a daily basis featuring a simple yet sinful array of unpretentious authentic dishes, made with only locally sourced meats and the freshest seasonal produce. The menu will have several course offerings including vegan, vegetarian and gluten free options. The bar will feature a specialty seasonal menu of original craft cocktails designed with homemade, fresh ingredients, crafted by our master mixologists. We will also offer small but thoughtful wine, beer and mead selection. Our mobile hearse bar is a hearse that has been repurposed for bar service for outdoor weddings or events with the potential to tow a hot dog cart allowing it to also serve food. This eye-catching vehicle will act as a form of advertising for private events and the restaurant, and will allow us to increase our monthly sales by 8.3%

Our Mission

The Debauchery's vision is to serve the most authentic, traditional cuisine and beverage through an uncommon and original approach to serving and delighting our guests. The Debauchery's mission is to engage guests in a compelling and environmentally-sustainable dining experience through flavors and a commitment to sourcing responsibly. The Debauchery is committed to providing our employees an equal opportunity environment for education and personal growth by inspiring creativity and innovation through our hiring process, employee incentive programs and the standard to which we hold ourselves as employers and industry professionals.

The Team

Leanne Kubiez, Owner/Operator/Mixologist

Leanne is a bartender, beverage director, event planner and organizer who has worked closely with local distilleries, breweries, chefs and entrepreneurs to provide the best guest experience possible with every cocktail and dining adventure. After spending over a decade working in the service industry and building a fruitful event planning business, Leanne knows what truly drives guest experience, successful events and organizing a well managed team.

Leanne got her start in the service industry at 16 years old hostessing at a local Turkish restaurant. Since then she has worked passionately at many area bars and restaurants including Michael Symon's Lola Bistro, Society Lounge on E.4th and Western Reserve Distillers, filling the roles of lead bartender, front of house manager and beverage director. Her eight years of work as a creative behind the bar has won her a place in several notable cocktail competitions, local and abroad including regional finalist in the 2019 Woodford Reserve Manhattan Experience, which took her on an educational trip to Louisville in the heart of bourbon country. Leanne is a member of the Cleveland Chapter of the United States Bartenders Guild, is TIPS certified and has her BarSmarts certification.

Leanne provides the unique perspective and background the The Debauchery team needs with the advantage of experience. Managing a staff, scheduling conflicts, inventory and problem solving with patrons, building a bar program and being a leader are all indisposable strengths she possesses. Leanne has spent the last two years co-owning Chemical X Bartending & Event Planning, a successful event planning and mobile bartending business. Leanne has since left Chemical X to pursue her dreams of opening The Debauchery. Leanne is currently working behind the bar at Tremont's Spotted Owl, studying to get her first level sommelier and writing a cocktail book based on her favorite metal bands.

Oleh Holowajty, Executive Chef

Oleh Holowatyj is a Ukrainian-American chef who grew up in Germany, eventually moving with his family to Cleveland, Ohio. His family and heritage, along with the cuisine he encountered in Germany, instilled a love of preparing and enjoying diverse cuisine. He began his work in food service at the age of 15, as a dishwasher and prep cook in local restaurants. After attending Case Western for poetry and anthropology, Oleh went to ICASI, a culinary institute, and began working as a line cook at Cleveland restaurants including Flying Fig, The Black Pig, and Bar Cento. Oleh's first chef de cuisine job was running Dim and Den Sum food truck, while helping create legislation for food truck regulation in Cleveland. He then spent time working on farms in Virginia and Maine, as a participant in the WWOOF program. Soon after, Oleh moved to Chicago and began working with his mentor Chef Johnny Besch, at Bistro Bordeaux, receiving hands-on training in French cuisine. Oleh and Johnny Besch would go on to run The Pickled Fish in Long Beach, Washington and Beech Tree Cantina in Cape Cod, Massachusetts. Eventually, Oleh returned to Cleveland, Ohio. His travels and experiences fuel his belief in supporting and understanding local food systems, community driven agriculture, and the cultural importance of varied culinary traditions. Oleh has worked most recently as the Chef de cuisine of The Plum cafe and Ushabu. Although trained in a variety of culinary styles, his ardor remains with his own heritage of Ukrainian cuisine.

Forecasted Milestones

Within the first three years of business, The Debauchery will have a strong, educated and highly dedicated staff earning a living wage and with health insurance. There will be plans to begin building a second location in another neighborhood or another concept here in Ohio City. In the first three years The Debauchery will have attracted a large following in the community and will have several recognitions for our food and beverage program and will have continued to maintain the high standard of quality service, food and drink as the day we opened.

The Debauchery at-a-glance

The Debauchery is a dining and imbibing experience inspired by the medieval feast and traditional European dishes with uniquely intimate dining and a fast, convenient takeaway program. The Debauchery will serve Ohio City's dinner and late night bar crowd staying open late six days a week. The Debauchery will not only be a haven for delicious food and cocktails but it will also cater to private events with its mobile hearse bar and function as a gathering place for Cleveland locals.

Location

Ohio City is a diverse urban neighborhood located just west of Cleveland's downtown and Cuyahoga river and sits at the center of the city's near west side. It is home to nearly 10,000 residents, and over 250 businesses. It is conveniently accessible by car via I-90 and Route 2. Ohio City is a very well connected area. It is the second most walkable neighborhood to downtown. It is also incredibly bike friendly and is serviced by 10 public transit routes including busses and the Red Line, a direct connection to w.25th st. and downtown Cleveland. Ohio City is home to Cleveland's historic West Side Market, Lutheran Hospital, a plethora of cultural institutions and over 100 non-profit organizations, alongside several restaurants and shopping. Ohio City is known for its diversity, historic housing stock, entrepreneurial spirit and passionate neighbors.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 1 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$150,000
Offering Deadline	February 24, 2021

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$240,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Leasehold Improvements	$8,000	$8,000
Equipment	$60,000	$90,000
Furniture & Fixtures	$10,000	$20,000
Hearse Mobile Bar	$0	$14,600
Opening Salaries and Wages	$15,000	$30,000
Operating Capital	$21,000	$23,000
Liscensing	$27,000	$40,000
Mainvest Compensation	$9,000	$14,400
TOTAL	$150,000	$240,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering “securities” in the form of revenue sharing notes, which we refer to as the “Notes.” The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	8.0 - 12.8%[2]
Payment Deadline	2027-01-01
Maximum Payment Multiple	1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	0.48%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 8.0% and a maximum rate of 12.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$150,000	8.0%
$172,500	9.2%
$195,000	10.4%
$217,500	11.6%
$240,000	12.8%

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company’s offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Leanne Kubiez	100%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of The Debauchery's fundraising. However, The Debauchery may require additional funds from alternate sources at a later date.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$415,400	$486,018	$558,921	$614,813	$657,850
Cost of Goods Sold	$126,342	$147,820	$169,993	$186,992	$200,081
Gross Profit	$289,058	$338,198	$388,928	$427,821	$457,769
EXPENSES					
Rent	$14,628	$14,993	$15,367	$15,751	$16,144
Utilities	$33,924	$34,772	$35,641	$36,532	$37,445
Salaries	$106,678	$124,813	$143,535	$157,888	$168,940
Insurance	$5,580	$5,719	$5,861	$6,007	$6,157
Advertizing	$12,000	$12,300	$12,607	$12,922	$13,245
Repairs & Maintenance	$2,400	$2,460	$2,521	$2,584	$2,648
Inventory	$36,000	$36,900	$37,822	$38,767	$39,736
Additional Operating Expenses	$3,119	$3,196	$3,275	$3,356	$3,439
Operating Profit	$74,729	$103,045	$132,299	$154,014	$170,015

THE FINANCIAL INFORMATION PROVIDED TO INVESTORS HAS NOT BEEN REVIEWED BY AN INDEPENDENT PUBLIC ACCOUNTANT AND IS CERTIFIED BY THE PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER.

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

THIS OFFERING IS BEING CONDUCTED PURSUANT TO THE SEC'S TEMPORARY REGULATORY COVID-19 RELIEF WHICH HAS LIMITED CANCELLATION RIGHTS FOR INVESTORS. INVESTORS MAY CANCEL THEIR INVESTMENT FOR ANY REASON WITHIN FORTY EIGHT (48) HOURS OF THEIR INITIAL INVESTMENT COMMITMENT. IF AN INVESTORS DOES NOT CANCEL THEIR INVESTMENT WITHIN 48 HOURS OF THEIR INVESTMENT COMMITMENT, THEN THE INVESTOR MAY ONLY CANCEL THEIR INVESTMENT IN THE EVENT OF A MATERIAL CHANGE WHICH REQUIRES AFFIRMATIVE RECONFIRMATION OF THEIR INVESTMENT. SHOULD AN INVESTOR NOT CANCEL THEIR INVESTMENT COMMITMENT WITHIN 48 HOURS AND NO MATERIAL CHANGE OCCUR, THE INVESTOR WILL BE UNABLE TO CANCEL THEIR INVESTMENT COMMITMENT AND THE FUNDS WILL BE RELEASED TO THE ISSUER UPON THE CLOSING OF THE OFFERING AND THE INVESTOR WILL RECEIVE SECURITIES IN EXCHANGE FOR HIS OR HER INVESTMENT.

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V